UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Voting Rights and Capital & Purchase of Own Shares

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated May 4, 2011 in relation to Voting Rights and Capital.
1.2	Regulatory announcement dated May 4, 2011 in relation to the registrant’s purchase of its own shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Voting Rights and Capital

RNS Number : 9201F
CSR plc
04 May 2011

4 May 2011
CSR plc
Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 170,972,296 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 170,972,296.

 The above figure is after adjusting for 14,305,400 ordinary shares of 0.1p each currently held by CSR plc in treasury.

The above figure (170,972,296) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their  interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Exhibit 1.2

Purchase of own shares

RNS Number : 9645F
CSR plc
04 May 2011

4 May 2011
CSR plc ("CSR")

Purchase of own shares

On Wednesday 4 May 2011, CSR purchased 164,000 ordinary shares of 0.1p each at prices between 361.3p and 368.5p per share of which 164,000 ordinary shares are being held in treasury.  This represents approximately 0.1 per cent. of CSR's current issued ordinary share capital. Such purchase was effected pursuant to the irrevocable instruction announced by CSR on 4 April 2011.

Following the repurchase, 14,469,400 ordinary shares of 0.1p each are currently held by CSR in treasury and 170,810,272 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc
Will Gardiner, Chief Financial Officer
Cynthia Alers, IR Director	Tel: +44 (0) 1223 692 000

FD
James Melville-Ross
Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

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